PROSKAUER ROSE LLP

ELEVEN TIMES SQUARE

NEW YORK, NEW YORK 10036

May 24, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Buda

Re:	Dreyfus Research Growth Fund, Inc.

(Registration Nos.: 2-33733 and 811-01899)

Ladies and Gentlemen:

On behalf of Dreyfus Research Growth Fund, Inc. (the "Fund"), we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 86 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 85 to the Registration Statement (the "485(a) Amendment"), filed with the Commission on April 10, 2018 for the purpose of adding disclosure regarding certain separate specific front-end sales charge waivers for shareholders who purchase Class A shares of the Fund through Ameriprise Financial, Inc. or through brokerage accounts at Morgan Stanley Wealth Management (the "Sales Charge Policies").

The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank Buda of the Staff via telephone on May 17, 2018, file certain exhibits, including a revised 18f-3 Plan and the consent of the Fund's independent registered public accounting firm, update financial and other information and make certain other revisions. In addition, the 485(a) Amendment, as revised by the Amendment, is intended to serve as the "template filing"1 for a request for relief by various other Dreyfus funds to incorporate disclosure of the Sales Charge Policies into such other funds' registration statements, via filings pursuant to Rule 485(b)(1)(vii) under the Securities Act. See request letter filed with the Commission on April 24, 2018 (Accession No. 0001144204-18-022140).

The prospectus and statement of additional information (the "SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

[1]	Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (Dec. 2016), available at https://www.sec.gov/investment/im-guidance-2016-06.pdf ("IM Guidance 2016-06").

Prospectus

Shareholder Guide—Choosing a Share Class—Sales Charge Reductions and Waivers

1.	Staff Comment: The last sentence of the first paragraph states:

[S]hareholders purchasing Class A shares of the fund through Ameriprise Financial, Merrill Lynch or Morgan Stanley Wealth Management, as described below, will be eligible only for sales charge reductions and waivers made available by such financial intermediaries; these sales charge reductions and waivers are also described below. (emphasis added)

The second paragraph, which lists the various ways that shareholders purchasing Class A shares of the Fund can reduce their initial sales charge, begins:

If you purchase Class A shares directly through the fund's distributor or through a financial intermediary, other than Merrill Lynch, you can reduce your initial sales charge in the following ways: (emphasis added)

The Staff notes that it would appear from the last sentence of the first paragraph that shareholders purchasing Class A shares of the Fund through Ameriprise Financial or Morgan Stanley Wealth Management will only be eligible for sales charge reductions available through those financial intermediaries. However, the beginning of the second paragraph would appear to suggest that shareholders purchasing Class A shares of the Fund through Ameriprise Financial or Morgan Stanley Wealth Management may be eligible for the same sales charge reductions available to shareholders who purchase Class A shares directly through the fund's distributor. Accordingly, please clarify whether shareholders who purchase Class A shares of the Fund through Ameriprise Financial or Morgan Stanley Wealth Management are eligible for these sales charge reductions. The Staff notes that a similar ambiguity exists in the first sentence of the second paragraph of Shareholder Guide—Choosing a Share Class—Additional Information About CDSCs with respect to the eligibility to receive a contingent deferred sales charge ("CDSC") waiver on Class A and C shares of the Fund.

Response: The referenced sales charge reductions and CDSCs are available to shareholders who have purchased Class A and/or Class C shares of the Fund through Ameriprise Financial and Morgan Stanley Wealth Management. Accordingly, the disclosure will be revised in the Amendment as follows:

Shareholder Guide—Choosing a Share Class—Sales Charge Reductions and Waivers

If you purchase Class A shares directly through the fund's distributor or through a financial intermediary, other than Merrill Lynch (but including Ameriprise Financial and Morgan Stanley Wealth Management), you can reduce your initial sales charge in the following ways: (emphasis added)

Shareholder Guide—Choosing a Share Class—Additional Information About CDSCs

The fund's CDSC on Class A and C shares may be waived for shares purchased directly through the fund's distributor or through a financial intermediary, other than Merrill Lynch (but including Ameriprise Financial and Morgan Stanley Wealth Management), in the following cases: (emphasis added)

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2.	Staff Comment: Throughout the Shareholder Guide there are references to the "Dreyfus Funds" and the "Dreyfus Family of Funds." Please clarify in the disclosure which funds are encompassed within these defined terms, including whether these terms encompass any BNY Mellon funds.

Response: The terms "Dreyfus Funds" and the "Dreyfus Family of Funds" refer to all funds that are considered to be within the same "fund complex" (as defined in Form N-1A), which hold themselves out to investors as related companies for purposes of investment and investor services. This includes certain BNY Mellon-branded funds such as BNY Mellon Absolute Insight Multi-Strategy Fund, which are clearly identified on the cover of their respective prospectuses as being funds in the Dreyfus complex. However, series of BNY Mellon Funds Trust (with the exception of certain share classes of BNY Mellon Income Stock Fund, which is the only such series that has a share class subject to a sales charge) are not encompassed within these terms, as these funds are offered generally only to Wealth Management clients of BNY Mellon that maintain qualified fiduciary, custody, advisory or other accounts with various affiliates of BNY Mellon. The cover of the prospectus for the share classes of BNY Mellon Income Stock Fund offered to the general public also clearly identifies those classes as being part of the Dreyfus complex. Accordingly, we do not believe that the use of the terms "Dreyfus Funds" and "Dreyfus Family of Funds" to refer to funds in the Dreyfus fund complex is misleading and have not revised the terms.

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We hope the Staff finds that this letter is responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3376.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	David Stephens

Jeff Prusnofsky

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